UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 27, 2025
Commission File Number: 001-31368

SANOFI
(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 4, 2024 (NO. 333-278506) AND REGISTRATION STATEMENT ON FORM S-8 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 2024 (NO. 333- 286161) AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED BY SANOFI.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Condensed Half-Year Consolidated Financial Statements for the Six Months Ended June 30, 2025

Exhibit 99.2	Information on H1 2025 Financial Results

Exhibit 99.3	Information on Q3 2025 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 27, 2025

SANOFI
By:	/s/ Alexandra Roger
Name:	Alexandra Roger
Title:	Head of Legal Corporate & Finance

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